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                                 BROWN & WOOD

                            ONE WORLD TRADE CENTER
                        NEW YORK, NEW YORK 10048-0557

                          TELEPHONE: (212) 839-5300
                          FACSIMILE: (212) 839-5599




                               February 1, 1996



VIA ELECTRONIC FILING
---------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Market Regulation

     Re:  Sega Enterprises, Ltd.
          Amendment No. 1 to Schedule 13D
          ----------------------------------

Ladies and Gentlemen:

     On behalf of Sega Enterprises, Ltd. ("Sega") transmitted herewith for filing with the Securities and Exchange Commission pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, is Amendment No. 1 to the Schedule 13D filed by Sega with respect to the ownership of shares of Templeton Vietnam Opportunities Fund, Inc. The initial Schedule 13D was filed in paper format in October 1994.

     Please direct any communications relating to this filing to the undersigned at (212) 839-5428 or J. Gerard Cummins at (212) 839-5374.

                                        Very truly yours,

                                        /s/ Susan Mattisinko

                                        Susan Mattisinko
                                        Law Clerk